

Filed Pursuant to Rule 424(b)(2)
Registration No. 333-180289
PRICING SUPPLEMENT
March 8, 2013
(To Prospectus dated March 22, 2012,
Prospectus Supplement dated March 22, 2012,
and Equity Index Underlying Supplement dated March 22, 2012)

Structured Investments

HSBC USA Inc.
$5,040,000
Knock-Out Buffer Notes Linked to the EURO STOXX 50® Index due September 10, 2014 (the "Notes")

General

- Terms used in this pricing supplement are described or defined herein, in the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus. The Notes will have the terms described herein and in the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus. **The Notes do not guarantee a return of principal, and you may lose up to 100% of your initial investment. The Notes will not bear interest.**
- This pricing supplement relates to a single note offering. The purchaser of a Note will acquire a security linked to a single Reference Asset described below.
- Although the offering relates to a Reference Asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or any component security included in the Reference Asset or as to the suitability of an investment in the Notes.
- The Issuer has not undertaken any independent review of, or made any due diligence inquiry with respect to, publicly available information regarding the Reference Asset.
- Senior unsecured debt obligations of HSBC USA Inc. maturing September 10, 2014.
- Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof.
- **If the terms of the Notes set forth below are inconsistent with those described in the accompanying Equity Index Underlying Supplement, the terms set forth below will supersede.**
- Any payment on the Notes is subject to the Issuer's credit risk.

Key Terms

Issuer: HSBC USA Inc.
Reference Asset: The EURO STOXX 50® Index ("SX5E")
Knock-Out Event: A Knock-Out Event occurs if, on the Final Valuation Date, the Official Closing Level (as defined below) has decreased, as compared to the Initial Level, by a percentage that is greater than the Knock-Out Buffer Amount.
Knock-Out Buffer Amount: 20%
Contingent Minimum Return: 7.40%
Principal Amount: $1,000 per Note
Trade Date: March 8, 2013
Pricing Date: March 8, 2013
Original Issue Date: March 13, 2013
Final Valuation Date: September 5, 2014, subject to adjustment as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying Equity Index Underlying Supplement.
Maturity Date: September 10, 2014. The Maturity Date is subject to adjustment as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Equity Index Underlying Supplement.
Payment at Maturity: ***If a Knock-Out Event has occurred,*** you will receive a cash payment on the Maturity Date that will reflect the performance of the Reference Asset. Under these circumstances, your Payment at Maturity per $1,000 Principal Amount of the Notes will be calculated as follows:

$$\$1,000 + (\$1,000 \times \text{Reference Return})$$

If a Knock-Out Event has occurred, you will lose some or all of your investment. **This means that if the Reference Return is -100%, you will lose your entire investment.**

If a Knock-Out Event has not occurred, you will receive a cash payment on the Maturity Date that will reflect the performance of the Reference Asset, subject to the Contingent Minimum Return. If a Knock-Out Event has not occurred, your Payment at Maturity per $1,000 Principal Amount of the Notes will equal $1,000 plus the product of (a) $1,000 multiplied by (b) the greater of (i) the Reference Return and (ii) the Contingent Minimum Return. For additional clarification, please see "What is the Total Return on the Notes at Maturity Assuming a Range of Performances for the Reference Asset?" herein.

Reference Return: The quotient, expressed as a percentage, calculated as follows:

$$\frac{\text{Final Level} - \text{Initial Level}}{\text{Initial Level}}$$

Initial Level: 2,728.78
Final Level: The Official Closing Level of the Reference Asset on the Final Valuation Date.
Official Closing Level: The Official Closing Level of the Reference Asset on any scheduled trading day as determined by the calculation agent based upon the value displayed on Bloomberg Professional® service page "SX5E <INDEX>" or any successor page on the Bloomberg Professional® service or any successor service, as applicable.
Calculation Agent: HSBC USA Inc. or one of its affiliates
CUSIP/ISIN: 40432XCR0/US40432XCR08
Form of the Notes: Book-Entry
Listing: The Notes will not be listed on any U.S. securities exchange or quotation system.

Investment in the Notes involves certain risks. You should refer to "Selected Risk Considerations" beginning on page 4 of this document and "Risk Factors" beginning on page S-1 of the Equity Index Underlying Supplement and page S-3 of the prospectus supplement.

Neither the U.S. Securities and Exchange Commission, or the SEC, nor any state securities commission has approved or disapproved of the Notes or determined that this pricing supplement, or the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus, is truthful or complete. Any representation to the contrary is a criminal offense.

HSBC Securities (USA) Inc. or another of our affiliates or agents may use this pricing supplement in market-making transactions in any Notes after their initial sale. **Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.** HSBC Securities (USA) Inc., an affiliate of ours, will purchase the Notes from us for distribution to the placement agent. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page 9 of this pricing supplement.

J.P. Morgan Securities LLC and certain of its registered broker-dealer affiliates are purchasing the Notes for resale.

	Price to Public	Fees and Commissions	Proceeds to Issuer
Per Note	$1,000.00	$12.50	$987.50
Total	$5,040,000.00	$63,000.00	$4,977,000.00

The Notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

**JPMorgan
Placement Agent
March 8, 2013**

Additional Terms Specific to the Notes

This pricing supplement relates to a single note offering linked to the Reference Asset identified on the cover page. The purchaser of a Note will acquire a senior unsecured debt security linked to the Reference Asset. Although the Note offering relates only to the Reference Asset identified on the cover page, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or any securities comprising the Reference Asset or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated March 22, 2012, the prospectus supplement dated March 22, 2012 and the Equity Index Underlying Supplement dated March 22, 2012. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying Equity Index Underlying Supplement, prospectus supplement or prospectus, the terms described in this pricing supplement shall control. You should carefully consider, among other things, the matters set forth in "Selected Risk Considerations" beginning on page 4 of this pricing supplement and "Risk Factors" beginning on page S-1 of the Equity Index Underlying Supplement and page S-3 of the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, prospectus supplement and an Equity Index Underlying Supplement) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus, prospectus supplement and Equity Index Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and Equity Index Underlying Supplement if you request them by calling toll-free 1 866-811-8049.

You may also obtain:

- The Equity Index Underlying Supplement at:
http://www.sec.gov/Archives/edgar/data/83246/000114420412016693/v306691_424b2.htm
- The prospectus supplement at:
http://www.sec.gov/Archives/edgar/data/83246/000104746912003151/a2208335z424b2.htm
- The prospectus at:
http://www.sec.gov/Archives/edgar/data/83246/000104746912003148/a2208395z424b2.htm

Summary

The four charts below provide a summary of the Notes, including Note characteristics and risk considerations as well as an illustrative diagram and table reflecting hypothetical returns at maturity. These charts should be reviewed together with the disclosure regarding the Notes contained in this pricing supplement as well as in the accompanying Equity Index Underlying Supplement, prospectus and prospectus supplement.

The following charts illustrate the hypothetical total return at maturity on the Notes. The "total return" as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $1,000 Principal Amount of the Notes to $1,000. The hypothetical total returns set forth below reflect the Initial Level of 2,728.78, the Knock-Out Buffer Amount of 20.00%, and the Contingent Minimum Return on the Notes of 7.40%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Note Characteristics

Reference Asset:	Euro STOXX 50® Index
Currency:	USD
Knock-Out Buffer Amount:	20.00%
Contingent Minimum Return:	7.40%
Final Valuation Date:	On September 5, 2014 (expected)
Potential gain:	7.40% or Reference Return (Greater Of)
Maximum potential loss:	100.00%
Maturity:	18 months
Settlement:	Cash

- **Appreciation Potential:**
  The notes provide the opportunity to participate in the appreciation of the Reference Asset at maturity. If the Official Closing Level of the Reference Asset does not decrease by more than the Knock-Out Buffer Amount on the Final Valuation Date, you will receive a payment reflecting the performance of the Reference Asset, subject to the Contingent Minimum Return.

- **No Guaranteed Return of Principal:**
  Full principal at risk if a Knock-Out Event occurs on the Final Valuation Date.

Hypothetical Total Return on the Notes

Summary Selected Risk Considerations (see page 4)

We urge you to read "Selected Risk Considerations" herein and "Risk Factors" beginning on page S-1 of the Equity Index Underlying Supplement and page S-3 of the prospectus supplement. Investing in the Notes is not equivalent to investing directly in the Reference Asset. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus.

- Your investment in the Notes may result in a loss.
- The Notes are subject to the credit risk of HSBC USA Inc.
- Suitability of the Notes for investment.
- Certain built-in costs are likely to adversely affect the value of the Notes prior to maturity.
- No interest or dividend payments or voting rights.
- The Notes lack liquidity.
- Potential conflicts.
- The Notes are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.
- Many economic and market factors will impact the value of the notes.
- The Final Level will be based on the Official Closing Level of the Reference Asset on the Valuation Date, subject to postponement for non-trading days and certain market disruption events. Even if the level of the Reference Asset appreciates prior to the Valuation Date but then drops on the Valuation Date to at or below the Knock-Out Buffer Amount, the Payment at Maturity will be less, and may be significantly less, than it would have been had the Payment at Maturity been linked to the level of the Reference Asset prior to such drop. Although the actual level of the Reference Asset on the Maturity Date or at other times during the term of the Notes may be higher than the Final Level, the Payment at Maturity will be based solely on the Official Closing Level of the Reference Asset on the Valuation Date.

Hypothetical Final Level	Hypothetical Reference Return	Hypothetical Total Return
5,457.56	100.00%	100.00%
4,911.80	80.00%	80.00%
4,638.93	70.00%	70.00%
4,093.17	50.00%	50.00%
3,820.29	40.00%	40.00%
3,547.41	30.00%	30.00%
3,274.54	20.00%	20.00%
3,001.66	10.00%	10.00%
2,930.71	7.40%	**7.40%**
2,865.22	5.00%	**7.40%**
2,728.78	**0.00%**	**7.40%**
2,592.34	-5.00%	**7.40%**
2,455.90	-10.00%	**7.40%**
2,319.46	-15.00%	**7.40%**
2,183.02	-20.00%	**7.40%**
1,910.15	-30.00%	-30.00%
1,637.27	-40.00%	-40.00%
1,364.39	-50.00%	-50.00%
1,091.51	-60.00%	-60.00%
545.76	-80.00%	-80.00%
0.00	-100.00%	-100.00%

Selected Purchase Considerations

- **APPRECIATION POTENTIAL** — The Notes provide the opportunity to participate in the appreciation of the Reference Asset at maturity. *If a Knock-Out Event has not occurred,* in addition to the Principal Amount, you will receive at maturity at least the Contingent Minimum Return on the Notes of 7.40%, or a minimum Payment at Maturity of $1,074.00 for every $1,000 Principal Amount of the Notes. Because the Notes are our senior unsecured debt obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **THE CONTINGENT MINIMUM RETURN APPLIES ONLY IF A KNOCK-OUT EVENT HAS NOT OCCURRED** — *If a Knock-Out Event has not occurred,* you will receive at least the Principal Amount and the Contingent Minimum Return at maturity, even if the Final Level is below the Initial Level. *If a Knock-Out Event has occurred,* you will lose 1.00% of your Principal Amount for every 1.00% that the Final Level is less than the Initial Level. If a Knock-Out Event has occurred and the Reference Return is -100%, you will lose your entire investment.

- **DIVERSIFICATION OF THE EURO STOXX 50® INDEX** — The return on the Notes is linked to the EURO STOXX 50® Index. The EURO STOXX 50® Index consists of 50 component stocks from the Eurozone. For additional information about the Reference Asset, see the information set forth under "The EURO STOXX 50® Index" in the Equity Index Underlying Supplement.

- **TAX TREATMENT** — There is no direct legal authority as to the proper tax treatment of the Notes, and therefore significant aspects of the tax treatment of the Notes are uncertain as to both the timing and character of any inclusion in income in respect of the Notes. Under one approach, the Notes should be treated as pre-paid executory contracts with respect to the Reference Asset. We intend to treat the Notes consistent with this approach. Pursuant to the terms of the Notes, you agree to treat the Notes under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Morrison & Foerster LLP, it is reasonable to treat the Notes as pre-paid executory contracts with respect to the Reference Asset. Pursuant to this approach, we do not intend to report any income or gain with respect to the Notes prior to their maturity or an earlier sale or exchange and we generally intend to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the Note for more than one year at such time for U.S. federal income tax purposes.

  We will not attempt to ascertain whether any of the entities whose stock is included in the Reference Asset would be treated as a passive foreign investment company (a "PFIC") or United States real property holding corporation (a "USRPHC"), both as defined for U.S. federal income tax purposes. If one or more of the entities whose stock is included in the Reference Asset were so treated, certain adverse U.S. federal income tax consequences might apply to a U.S. holder or non-U.S. holder, as the case may be. You should refer to information filed with the SEC and other authorities by the entities whose stock is included in the Reference Asset, and consult your tax advisor regarding the possible consequences to you if one or more of the entities whose stock is included in the Reference Asset is or becomes a PFIC or a USRPHC.

  Withholding and reporting requirements under the legislation enacted on March 18, 2010 (as discussed beginning on page S-48 of the prospectus supplement) will generally apply to payments made after December 31, 2013. However, this withholding tax will not be imposed on payments pursuant to obligations outstanding on January 1, 2014.

  For a further discussion of the U.S. federal income tax consequences related to the Notes, see the section "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in any of the component securities of the Reference Asset. These risks are explained in more detail in the "Risk Factors" sections of the accompanying Equity Index Underlying Supplement and prospectus supplement.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The Notes do not guarantee any return of principal. The return on the Notes at maturity is linked to the performance of the Reference Asset and will depend on whether, and the extent to which, the Reference Return is positive or negative. If the Official Closing Level is below the Initial Level on the Final Valuation Date by a percentage that is more than the Knock-Out Buffer Amount of 20%, a Knock-Out Event will have occurred, and the benefit provided by the Knock-Out Buffer Amount will terminate. Under these circumstances, you will lose 1.00% of the Principal Amount of your investment for every 1.00% decline of the Final Level as compared to the Initial Level. **IF A KNOCK-OUT EVENT OCCURS, YOU MAY LOSE UP TO 100% OF YOUR INVESTMENT**.

- **THE NOTES ARE SUBJECT TO THE CREDIT RISK OF HSBC USA INC.** — The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further

described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

- **SUITABILITY OF THE NOTES FOR INVESTMENT** — You should only reach a decision to invest in the Notes after carefully considering, with your advisors, the suitability of the Notes in light of your investment objectives and the information set out in this pricing supplement. Neither HSBC nor any dealer participating in the offering makes any recommendation as to the suitability of the Notes for investment.

- **THE AMOUNT PAYABLE ON THE NOTES IS NOT LINKED TO THE LEVEL OF THE REFERENCE ASSET AT ANY TIME OTHER THAN ON THE VALUATION DATE** — The Final Level will be based on the Official Closing Level of the Reference Asset on the Valuation Date, subject to postponement for non-trading days and certain market disruption events. Even if the level of the Reference Asset appreciates prior to the Valuation Date but then drops on the Valuation Date to at or below the Knock-Out Buffer Amount, the Payment at Maturity will be less, and may be significantly less, than it would have been had the Payment at Maturity been linked to the level of the Reference Asset prior to such drop. Although the actual level of the Reference Asset on the Maturity Date or at other times during the term of the Notes may be higher than the Final Level, the Payment at Maturity will be based solely on the Official Closing Level of the Reference Asset on the Valuation Date.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the Payment at Maturity described in this pricing supplement is based on the full Principal Amount of your Notes, the original issue price of the Notes includes the placement agent's commission and the estimated cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which HSBC Securities (USA) Inc. will be willing to purchase Notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale of the Notes by you prior to the Maturity Date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Reference Asset would have.

- **THE NOTES LACK LIQUIDITY** — The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. may offer to purchase the Notes in the secondary market but is not required to do so and may cease making such offers at any time. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily.

- **POTENTIAL CONFLICTS** — HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as Calculation Agent and hedging its obligations under the Notes. In performing these duties, the economic interests of the Calculation Agent and other affiliates of HSBC are potentially adverse to your interests as an investor in the Notes. HSBC and the Calculation Agent are under no obligation to consider your interests as a holder of the Notes in taking any corporate actions or other actions that might affect the level of the Reference Asset and the value of the Notes.

- **THE NOTES ARE NOT INSURED OR GUARANTEED BY ANY GOVERNMENTAL AGENCY OF THE UNITED STATES OR ANY OTHER JURISDICTION** — The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity of the Notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the level of the Reference Asset on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

  - the expected volatility of the Reference Asset;

  - the time to maturity of the Notes;

- the dividend rate on the equity securities underlying the Reference Asset;

- interest and yield rates in the market generally;

- a variety of economic, financial, political, regulatory or judicial events that affect the Reference Asset or the stock markets generally; and

- our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What Is the Total Return on the Notes at Maturity Assuming a Range of Performances for the Reference Asset?

The following table illustrates the hypothetical total return at maturity on the Notes. The "total return" as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $1,000 Principal Amount of the Notes to $1,000. The hypothetical total returns set forth below reflect the Knock-Out Buffer Amount of 20%, the Contingent Minimum Return on the Notes of 7.40% and the Initial Level of 2,728.78. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Hypothetical Final Level	Hypothetical Reference Return	Hypothetical Total Return
5,457.56	100.00%	100.00%
4,911.80	80.00%	80.00%
4,638.93	70.00%	70.00%
4,093.17	50.00%	50.00%
3,820.29	40.00%	40.00%
3,547.41	30.00%	30.00%
3,274.54	20.00%	20.00%
3,001.66	10.00%	10.00%
2,930.71	7.40%	**7.40%**
2,865.22	5.00%	**7.40%**
2,728.78	**0.00%**	**7.40%**
2,592.34	-5.00%	**7.40%**
2,455.90	-10.00%	**7.40%**
2,319.46	-15.00%	**7.40%**
2,183.02	-20.00%	**7.40%**
1,910.15	-30.00%	-30.00%
1,637.27	-40.00%	-40.00%
1,364.39	-50.00%	-50.00%
1,091.51	-60.00%	-60.00%
545.76	-80.00%	-80.00%
0.00	-100.00%	-100.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how certain of the total returns set forth in the table above are calculated.

Example 1: A Knock-Out Event does not occur, and the level of the Reference Asset decreases from the Initial Level of 2,728.78 to a Final Level of 2,455.90. Because a Knock-Out Event has not occurred and the Reference Return of -10.00% is less than the Contingent Minimum Return of 7.40%, the investor benefits from the Contingent Minimum Return and receives a Payment at Maturity of $1,074.00 per $1,000 Principal Amount of the Notes, calculated as follows:

$$\$1,000 + (\$1,000 \times 7.40\%) = \$1,074.00$$

Example 2: The level of the Reference Asset increases from the Initial Level of 2,728.78 to a Final Level of 3,001.66. Because the Reference Return of 10.00% is positive and greater than the Contingent Minimum Return of 7.40%, the investor receives a Payment at Maturity of $1,100.00 per $1,000 Principal Amount of the Notes, calculated as follows:

$$\$1,000 + (\$1,000 \times 10.00\%) = \$1,100.00$$

Example 3: A Knock-Out Event has occurred, and the level of the Reference Asset decreases from the Initial Level of 2,728.78 to a Final Level of 1,637.27. Because a Knock-Out Event has occurred and the Reference Return is -40.00%, the investor is exposed to the negative performance of the Reference Asset and receives a Payment at Maturity of $600.00 per $1,000 Principal Amount of the Notes, calculated as follows:

$$\$1,000 + (\$1,000 \times -40.00\%) = \$600.00$$

Information Relating to the Reference Asset

General

This pricing supplement is not an offer to sell and it is not an offer to buy interests in the Reference Asset or any of the securities comprising the Reference Asset. All disclosures contained in this pricing supplement regarding the Reference Asset, including its make-up, performance, method of calculation and changes in its components, where applicable, are derived from publicly available information. Neither HSBC nor any of its affiliates has made any independent investigation as to the information about the Reference Asset that is contained in this pricing supplement. You should make your own investigation into the Reference Asset.

The EURO STOXX 50® Index

The SX5E is composed of 50 stocks from the Eurozone (Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain) portion of the STOXX Europe 600 Supersector indices. The STOXX Europe 600 Supersector indices contain the 600 largest stocks traded on the major exchanges of 18 European countries and are organized into the following 19 Supersectors: automobiles & parts; banks; basic resources; chemicals; construction & materials; financial services; food & beverage; health care; industrial goods & services; insurance; media; oil & gas; personal & household goods; real estate; retail; technology; telecommunications; travel & leisure and utilities.

For more information about the SX5E, see "The EURO STOXX 50® Index" on page S-40 of the accompanying Equity Index Underlying Supplement.

Historical Performance of Reference Asset

The following graph sets forth the historical performance of the Reference Asset based on the daily historical closing levels from March 8, 2008 through March 8, 2013. The closing level for the Reference Asset on March 8, 2013 was 2,728.78. We obtained the closing levels below from the Bloomberg Professional® service. We make no representation or warranty as to the accuracy or completeness of the information obtained from the Bloomberg Professional® service.

The historical levels of the Reference Asset should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Level on the Final Valuation Date. We cannot give you assurance that the performance of the Reference Asset will result in the return of any of your initial investment.

The historical levels of the SX5E should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Level of the SX5E on the Final Valuation Date.



Source: Bloomberg

Events of Default and Acceleration

If the Notes have become immediately due and payable following an event of default (as defined in the accompanying prospectus) with respect to the Notes, the Calculation Agent will determine the accelerated payment due and payable at maturity in the same general manner as described in "Key Terms" in this pricing supplement. In that case, the scheduled trading day preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the Final Level. If a market disruption event exists with respect to the Reference Asset on that scheduled trading day, then the accelerated Final Valuation Date will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Final Valuation Date. The accelerated Maturity Date will be the third business day following the accelerated Final Valuation Date.

If the Notes have become immediately due and payable following an event of default, you will not be entitled to any additional payments with respect to the Notes. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

Supplemental Plan of Distribution (Conflicts of Interest)

Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc., an affiliate of HSBC, will purchase the Notes from HSBC for distribution to J.P. Morgan Securities LLC and certain of its registered broker-dealer affiliates, acting as placement agent, at the price indicated on the cover of this pricing supplement. The placement agents for the Notes will receive a fee that will not exceed $12.50 per $1,000 Principal Amount of the Notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions after the initial sale of the Notes. However, it is under no obligation to make a market in the Notes and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-49 in the prospectus supplement.

Validity of the Notes

In the opinion of Morrison & Foerster LLP, as counsel to the Issuer, when the Notes offered by this pricing supplement have been executed and delivered by the Issuer and authenticated by the trustee pursuant to the Senior Indenture referred to in the prospectus supplement dated March 22, 2012, and issued and paid for as contemplated herein, such Notes will be valid, binding and enforceable obligations of the Issuer, entitled to the benefits of the Senior Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York, the Maryland General Corporation Law (including the statutory provisions, all applicable provisions of the Maryland Constitution and the reported judicial decisions interpreting the foregoing) and the federal laws of the United States of America. This opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the Senior Indenture and the genuineness of signatures and to such counsel's reliance on the Issuer and other sources as to certain factual matters, all as stated in the legal opinion dated July 27, 2012, which has been filed as Exhibit 5.1 to the Issuer's Current Report on Form 8-K dated July 27, 2012.